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                              UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.  20549
                              SCHEDULE 13D


                 Under the Securities Exchange Act of 1934


                           AEHR TEST SYSTEMS
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                            (Name of Issuer)


                             Common Stock
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                    (Title of Class of Securities)


                              00760J108
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                            (CUSIP Number)


                          Robert R. Anderson
                       6351 N. Whaleback Place
                           Tucson, AZ 85750
                            (520)-309-5400
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           (Name, Address and Telephone Number of Person
         Authorized to Receive Notices and Communications)


                          November 26, 2014
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        (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of the Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: / /

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                              SCHEDULE 13D

CUSIP No. 00760J108
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  (1)  NAME OF REPORTING PERSON/I.R.S. IDENTIFICATION NO. OF ABOVE
       PERSON

       Robert R. Anderson.
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  (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
       (a)  / /
       (b)  /x/
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  (3)  SEC USE ONLY
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  (4)  SOURCE OF FUNDS (See Instructions)

       PF
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  (5)  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e) / /
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  (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

       United States of America
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Number of                  (7)  SOLE VOTING POWER  690,638
Shares                     --------------------------------------------
Beneficially               (8)  SHARED VOTING POWER   0
Owned by                   --------------------------------------------
Each                       (9)  SOLE DISPOSITIVE POWER  690,638
Reporting                  --------------------------------------------
Person With                (10) SHARED DISPOSITIVE POWER   0
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 (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       690,638
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 (12)  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES (See Instructions)  / /
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 (13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  5.43%
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 (14)  TYPE OF REPORTING PERSON (See Instructions)
       IN
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Item 1. Security and the Issuer

        This statement on Schedule 13D (this "Statement") relates to the shares of common stock, par value $0.01 per share (the "Common Stock"), of Aehr Test Systems, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 400 Kato Terrace, Fremont, CA 94539.

Item 2. Identity and Background

       (a) This Statement is filed on behalf of Robert R. Anderson.

       (b) The address of Mr. Anderson is 6351 N. Whaleback Place, Tucson, AZ 85750.

       (c) Mr. Anderson is presently a member of the Board of Directors of the Company and has been since October 2000. He is also a director for the following: MKS Instruments, Inc., a semiconductor components and equipment supplier and Energetiq Technology, Inc., a privately owned company.

       (d) Mr. Anderson has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

       (e) Mr. Anderson has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

       (f) Mr. Anderson is a citizen of the United States of America

Item 3.  Source and Amount of Funds or other Consideration

         The funds used by Mr. Anderson to acquire beneficial ownership of the Issuer's Common Stock were personal funds.

Item 4.  Purpose of Transaction

         Mr. Anderson acquired the Company's stock for investment purposes.

Item 5.  Interest in Securities of the Issuer

       (a) The aggregate percentage of Common Stock reported to be owned by the Reporting Persons is based upon 12,667,409 shares of Common Stock outstanding, which is the total number of shares outstanding as of November 26, 2014, and assumes the exercise of the 59,847 options held by Mr. Anderson which are exercisable within 60 days of this filing date.

           Mr. Anderson may be deemed to beneficially own in the aggregate 690,638 shares of Common Stock, representing approximately 5.43% of the outstanding shares of Common Stock.

       (b) Robert R. Anderson owns 245,682 shares of Common Stock directly, and 59,847 options to purchase shares of Common Stock which are exercisable with 60 days of this filing date.

           The Robert Anderson 2000 Revocable Trust, of which
           Mr. Anderson is trustee and has sole voting and dispositive power, owns 385,109 shares of Common Stock.

       (c) On October 21, 2014, Robert R. Anderson was granted an option to purchase 10,000 shares of Common Stock at an exercise price of $2.063 as compensation for his service as a director of the Company. 1/12th of the shares subject to the option became exercisable one month after the date of grant and an additional 1/12th of the shares subject to the option become exercisable each month thereafter.

           On October 21, 2014, Robert R. Anderson was granted an option to purchase 17,460 shares of Common Stock at an exercise price of $2.063 as compensation for his service as a director of the Company. 1/6th of the shares subject to the option became exercisable one month after the date of grant and an additional 1/6th of the shares subject to the option become exercisable each month thereafter.

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           On November 26, 2014, Robert Anderson 2000 Revocable Trust,
           of which Mr. Anderson is Trustee and has sole voting and dispositive power, purchased 185,109 shares of Common Stock at a purchase price of $2.431 per share pursuant to a Common Stock Purchase Agreement dated November 24, 2014 with the Issuer.

       (d) No person other than Mr. Anderson, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock set forth above.

       (e) Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

           None.

Item 7.   Material to Be Filed as Exhibits

Exhibit A  Common Stock Purchase Agreement by and among the Company and the Investors (as defined therein), dated as of March 15, 2013 (incorporated by reference to Exhibit 10.1 Previously filed with the Issuer's Current Report on Form 8-K, filed on March 20, 2013).

Exhibit B  Common Stock Purchase Agreement by and among the Company and the Investors (as defined therein), dated as of November 24, 2014 (incorporated by reference to Exhibit
           10.1 previously filed with the Issuer's Current Report on Form 8-K, filed on November 28, 2014).

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                                SIGNATURE

After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.


Dated: December 8, 2014

                                            ROBERT R. ANDERSON.

                                            By: /S/ Robert R. Anderson
                                            -----------------------------
                                            Name: Robert R. Anderson